

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2018

John R. Regazzi
Chief Executive Officer
Giga-tronics Incorporated
5990 Gleason Drive
Dublin, CA 94568

Re: Giga-tronics Incorporated
Registration Statement on Form S-1
Filed October 17, 2018
File No. 333-227874

Dear Mr. Regazzi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at 202-551-6947 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: David J. Gershon, Esq.